NEWS RELEASE

Endeavour Reports Record Quarterly Silver Production,
Gross Revenues, Operating Cash Flow, Mine Operating Earnings and
 Loss for the Period in First Quarter 2006

May 18, 2006, - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF:PNK, and EJD: FSE) today reported record quarterly silver production, gross revenues, operating cash flow, mine operating earnings and loss for the period in the First Quarter, 2006. The First Quarter report only reflects consolidation of Endeavour’s Mexican subsidiaries operations as of February 1, 2006, after certain option payments were made.

First Quarter financial and operating highlights include: (amounts in financial statements are CA$ but amounts in this news release are US$)

Financial Highlights (February- March Consolidated)

  Average silver price- US $9.69 per oz.
  Record gross revenues- US $2.24 million
  Record operating cash flow- US$ 875,704
  Record mine operating earnings- US $ 456,475
  Cash Costs net of gold credit- US$5.47 per oz. silver
  Loss for the period US $1.65 million
  Loss per share US$0.05
  Q1 2006 capital investments- US $2.9 million
  End Q1 2006 cash and equivalents- US $14.8 million
  Consolidated operations for its 51% interest in the Santa Cruz properties and Guanacevi plant on February 1, 2006 (Endeavour controls 100% of project cash flows until its project loans are repaid with 9% interest)

Operating Highlights (January-February-March)

  Record silver production of 300,872 oz from processing of 24,805 dry tonnes grading 479 gpt Ag and 0.95 gpt Au or 15.3 opt Ag equivalent
  Stockpiled 7300 tonnes ore grading 542 gpt Ag and 0.94 gpt Au or 17.2 oz per tonne silver equivalent as the mine out-performed the plant
  Estimated new silver reserves of 3.5 million oz contained in 183,875 tonnes grading 589 gpt Ag and 0.85 gpt Au or 20.3 opt Ag equivalent
  Updated new inferred silver resources (up 112%) of 10.6 million oz contained in 755,476 tonnes grading 439 gpt Ag and 0.88 gpt Au or 15.9 opt Ag equivalent
  Commenced refurbishment of Guanacevi plant which reduced plant availability to 70%

Gross revenues for the First Quarter (only February-March consolidated) were a record US$2.24 million, thanks to increases in both silver production and the silver price. Operating cash flow before depreciation, depletion and amortization was a record US$875,704 and mine operating earnings were US$456,475.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Cash costs net of gold as a credit averaged US$5.47 per oz. silver. These costs were higher than anticipated and silver production was lower than anticipated, due to reduced plant availability, which averaged 70% in Q1, 2006 allowing for repairs and refurbishment. Cash costs were calculated using total plant operating costs plus the mine costs for material processed by the plant, minus the revenues for gold. The Company anticipates that cash costs will drop substantially as production increases through the balance of the year.

Endeavour’s core asset, the Guanacevi Mines Project in Durango, Mexico, produced 300,872 oz silver and 605 oz gold, or 331,122 oz silver equivalents (using a 50 Ag: 1 Au ratio) for the three months ended March 31, 2006. This represents a 180% jump over Q4, 2004 (December 2004-Jan-Feb 2005) and a 6 % increase over the last three months of 2005.

Total Guanacevi plant throughout was 24,805 dry tonnes (average 279 tpd) grading 479 gpt Ag and 0.95 gpt Au, or 15.3 opt Ag equivalent. Metal recoveries averaged 77.4% for silver and 79.5% for gold. The Porvenir mine provided 88% of the plant throughout, the balance coming from the reprocessing of old tailings (8.1%) and the custom milling of sulfide ores from another small mine in the Guanacevi district (4.3%) .

Total Porvenir mine output was 32,105 dry tonnes (average 434 tpd) grading 542 gpt Ag and 0.94 gpt Au, or 17.2 opt Ag equiv., of which 7,300 tonnes were stockpiled at the plant for future processing. Endeavour’s plans for Q2, 2006 call for the mine to continue out-producing the plant in order to build up the ore stockpiles so that when the new ball mill is operational by the end of June, the plant can then operate at a higher level than the mine to year-end in order to meet the 2006 production target of 2.0 to 2.2 million oz silver.

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed a good start to the year, thanks to increased production and a rising silver price. Silver production should remain relatively flat through the Second Quarter, while the plant refurbishment program is underway. The mounting ore stockpiles from the mine should allow the plant to outperform the mine for the second half of the year. Cash costs were high during Q1 due to the reduced plant availability but these costs should come down substantially in Q3 and Q4 to the forecast average price of approximately US$4.50 per oz.

We continue to expand the three main mineralized zones utilizing four drill rigs and additional drill results will be released monthly. Both the Porvenir Mine and Deep Santa Cruz zones appear to be thickening at depth even through the vertical drill extent now exceeds 400 m.” Capital expenditures during Q1, 2006 totaled $2.9 million, of which 83% was attributed to exploration at the Guanacevi Mines Project. Four drill rigs completed 54 holes totaling 10,460m of drilling in three resource areas, Deep Santa Cruz, Porvenir Mine (North Porvenir and El Porvenir) and Porvenir Dos. An updated, independent review of reserves and resources was completed by Range Consulting Group to the end of the First Quarter as follows:

Porvenir Mine Reserves

		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	(Oz)	(Oz)	(gpt)	(Oz)
Zone 1
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven and Probable	44,696	425	0.63	611,400	912	468	674,328

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Zones 2 and 3
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven and Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Porvenir Mine Inferred Resources

		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	(Oz)	(Oz)	(gpt)	(Oz)

Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,250
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,550

Porvenir Dos Inferred Resources

		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	(Oz )	(Oz)	(gpt)	(Oz)

Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,800
Conglomerate	40,115	474	0.73	611,300	942	519	668,760
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,560

Deep Santa Cruz Inferred Resources

		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	(Oz)	(Oz)	(gpt)	(Oz)
Shell A	18,879	653	0.59	396,400	358	689	418,240
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,370
Shell C	46,916	542	1.07	817,500	1,614	607	915,950
Shell D	12,737	772	1.94	316,100	794	890	364,530
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,090

Inferred Resources from all areas

Combined Inferred
Resources	755,476	439	0.88	10,655,500	21,365	494	12,005,200

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

A safety and environmental program was established at the mine and plant with 1,195 hours of safety training completed in the first quarter of 2006. At the end of 2005, a total of 5,800 square meters was reclaimed with re-contouring of disturbed ground and 4,100 new trees were planted. The company will be planting another 5,000 trees in 2006 in an estimated area of 6,000 square meters so that any disturbed area is reclaimed as soon as possible. Over 5,000 trees are currently in the Company’s nursery in preparation for planting.

Endeavour Silver will be hosting a conference call on Thursday, May 18th at 2:00 PM EST (11:00 AM PST). Company Chairman Bradford Cooke and President Godfrey Walton will be in attendance. To participate in the conference call, please dial the following:

  1-877-888-4210 Canada & USA (Toll-free)
  416-695-5259 Toronto area callers
  No pass code is necessary

As well, a live webcast of the conference call will be available at our website www.edrsilver.com. A replay of the conference call will be available until June 1, 2006 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 1-416-695-5275 in the Toronto area. The required pass code is 622345. The first quarterly 2006 financials and Management’s Discussion and Analysis has been posted to the company’s website (www.edrsilver.com) and on Sedar (www.sedar.com) for review.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver production, resources and reserves in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD